COMMUNITY CENTRAL BANK CORPORATION
FORM 10-Q (continued)
Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(In thousands, except per share data)
BASIC
Net income (loss) available to common	$1,216	$(908)	$(7,608)	$(2,502)
Shareholder / Weighted Average Shares	3,739	3,736	3,738	3,735

Basic Earnings (loss) per Share	$0.33	$(0.24)	$(2.04)	$(0.67)

DILUTED
Net income (loss) available to common	$1,216	$(908)	$(7,608)	$(2,502)
Shareholder / Weighted Average Shares	3,739	3,736	3,738	3,735

Diluted Earnings (loss) per Share	$0.33	$(0.24)	$(2.04)	$(0.67)

40